CONTACT:  Maja D. Larson
(206) 623-1635 x108

   TODD AWARDED PHASED-MAINTENANCE CONTRACT WITH NAVY
Seattle, WA...May 24, 1996...Todd Shipyards Corporation reported today that its wholly owned subsidiary, Todd Pacific Shipyards Corporation ("Todd Pacific"), has been awarded a five-year contract with the U.S. Navy for phased maintenance of four of the U.S. Navy's largest fast-combat support ships (AOE's). The award was made on May 20, 1996. This contract consists of a series of options for phased maintenance repair on four ships, AOE-1 (USS Sacramento); AOE-2 (USS Camden); AOE-7 (USS Rainier); and AOE-10 (USS Bridge). The first availability is currently scheduled for January of 1997. The estimated contract value is approximately $79 million. Todd Pacific has had phased-maintenance agreements on the USS Sacramento and USS Camden since 1985.